17 September 1999
                                                                     No: 19/99

       REUTERS SUBSIDIARY INSTINET ACQUIRES GERMAN BROKER - MONTAG POPPER


London - Reuters electronic broking subsidiary, Instinet, has acquired Montag, Popper & Partner GmbH (MPP), one of Germany's leading fixed income and equity brokers, based in Frankfurt. The unaudited net assets of MPP on 30 June 1999 were DM9.2 million. The costs of the acquisition are not material to Reuters.

The acquisition of MPP's bond business will enhance Instinet's entry into the European fixed income markets and enable Instinet to offer a broader range of services to its European clients. Instinet also plans to build upon MPP's OTC bond options business.

MPP's fixed income and options businesses will be fully integrated into Instinet's newly developed fixed income operations to provide a combined brokerage capability in Frankfurt and London. The enlarged business will offer a service to the professional market for Sovereign debt, euro-denominated instruments and US Treasuries. MPP will continue to participate in the daily fixing process for German bonds through the Frankfurt Stock Exchange, where it has a leading position in this activity.

MPP's equity unit will transfer into a separate company, managed independently from Instinet, which will be run by two of the existing MPP partners and a number of its staff.

MICHAEL EZRA, Managing Director and Head of Brokerage Operations in Europe at Instinet, said: "The prime objective of this acquisition is to harness an effective and accessible liquidity pool for the benefit of professional fixed income market participants in Europe. Our aim is to migrate MPP's solid and long-standing voice-based broker relationships into our core customer group so that execution can be delivered by means of an advanced electronic platform."

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The goal of Instinet Fixed Income Markets is to provide greater efficiency, liquidity and transparency to the global fixed income marketplace, delivered via a purpose-built, leading-edge, secure and scaleable electronic platform that will offer real-time trading, reduced transaction costs, greater control and neutrality.

END

CONTACT:

Instinet:
London:     Lorrie Harte Benwell                         Tel: (44) 171 680 3008
            Director of Communications
            lorrie.harte_benwell@instinet.co.uk

New York:   Terrence Mulry                                  Tel: (212) 310 9554
            Vice President of Corporate Communications t.mulry@instinet.com

Reuters:
Geoff Wicks                                              Tel: (44) 171 542 8666
Director, Corporate Relations
geoff.wicks@reuters.com

Adrian Duffield                                          Tel: (44) 171 542 4728
Manager, Corporate Communications
adrian.duffield@reuters.com

NOTE TO EDITORS
Instinet is the world's largest agency broker and pioneered the use of advanced technology to enhance the efficiency of broker services in the equity markets. Its business model provides clients with anonymity, neutrality, liquidity, transparency and control. Instinet is a member of 17 exchanges around the world and trades in more than 40 markets. Instinet has taken the expertise built up over 30 years in the equities markets and applied it to fixed income. Instinet Fixed Income Markets combines the best attributes of electronic trading with a dedicated broker desk staffed by market professionals to deliver the first full-service electronic brokerage solution to the fixed income marketplace.


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23 September 1999
                                                                      No: 20/99

STATEMENT IN RESPONSE TO SHARE PRICE MOVEMENT

Reuters notes the sharp fall in the company's share price today and confirms that no price sensitive information was released in briefings to US and UK analysts in New York yesterday.

A spokesman said: "The background briefings were on subjects including internet strategy, the plans of our Instinet electronic broker and the progress of the joint venture with Dow Jones."

The company confirmed that nothing was said at the briefing that could be construed as a profits forecast or a profits warning and there is no price sensitive information which it should announce.

The company will be updating the market in the normal course of events on 21 October when the third quarter revenue figures will be available.

END


CONTACT:

Peter.V.Thomas                                               Tel: 0171 542 4890
Director, Media Relations
peter.v.thomas@reuters.com

Tim Spratt                                                   Tel: 0207 831 3113
Director
Financial Dynamics

NOTE TO EDITORS
Reuters supplies the global financial markets and the news media with the widest range of information and news products including real-time financial data, collective investment data, numerical, textual, historical and graphical databases plus news, graphics, news video, and news pictures. It reaches over 519,000 users in 57,720 locations and

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extensively uses internet technologies for wider distribution of information and news. Reuters designs and installs enterprise-wide information management and risk management systems for the financial markets as well as providing equity and foreign exchange transaction systems. Reuters provides news and information to over 225 Internet sites reaching an estimated 12 million viewers monthly. Reuters is the world's largest news and television agency with 1,946 journalists, photographers and camera operators in 183 bureaux serving 157 countries. News is published in 23 languages. Instinet, an international electronic agency stockbroker, is an independently managed subsidiary of Reuters. The Group employed 16,898 staff in 212 cities in 95 countries at 30
June 1999.

For more details see www.reuters.com/mediapack/

Reuters and the dotted and sphere logos are the trademarks of the Reuters Group of Companies.